UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K
CURRENT REPORT

Pursuant to Section 13 or 15(d) of
The Securities Exchange Act of 1934

March 16, 2006
(Date of Report, date of earliest event reported)

Stage Stores, Inc.

(Exact name of registrant as specified in its charter)

1-14035
(Commission File Number)

NEVADA	**91-1826900**
(State or other jurisdiction of incorporation)	(I.R.S. Employer Identification No.)

10201 Main Street, Houston, Texas	**77025**
(Address of principal executive offices)	(Zip Code)

(800) 579-2302
(Registrant's telephone number, including area code)

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐   Pre-commencement communications pursuant to Rule 14d-12 under the Exchange Act (17 CFR 240.14d-2(b))

☐   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.03.   Amendments to Articles of Incorporation or Bylaws; Change in Fiscal Year.

(a)   Amendment to Bylaws

Effective March 16, 2006, the Board of Directors of Stage Stores, Inc. (the "Company") amended Section 6.5 <u>Restrictions on Transfer or Registration of Shares</u> of the Company's First Amended Bylaws (the "Bylaws") at the request of the New York Stock Exchange (the "NYSE") as a condition to the Company's listing on the NYSE effective that date by adding the following new last paragraph:

"Nothing in this Section 6.5 shall preclude the settlement of any transaction entered into through the facilities of the New York Stock Exchange or any other national securities exchange or automated inter-dealer quotation system. The fact that the settlement of any transaction occurs shall not negate the effect of any provision of this Section 6.5 and any transferee in such a transaction shall be subject to all of the provisions and limitations set forth in this Section 6.5"

A complete copy of the Bylaws, as amended, will be filed as an exhibit to the Company's Form 10-K for the fiscal year ended January 28, 2006.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

STAGE STORES, INC.

<u>March 22, 2006</u>   /s/ Michael E. McCreery
   (Date)   Michael E. McCreery
                                                 Executive Vice President and
                                                 Chief Financial Officer